ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT Indosat Tbk (hereinafter referred to as the “Company”), that the Company’s Extraordinary General Meeting of Shareholders (“EGMS”) which was held on Thursday, 22 December 2005 at the Auditorium of Indosat Building, Jl. Medan Merdeka Barat No. 21, Jakarta 10110, has declared the following resolutions:

a.

To honorably discharge Mr. Ng Eng Ho as Deputy President Director with appreciation and gratitude as at the time the EGMS is concluded, and appoint Dr. Kaizad B. Heerjee as the Company’s Deputy President Director for the period commencing from the time the EGMS is concluded up to the time the Annual General Meeting of Shareholders in the year 2010 is concluded or in accordance with the provisions of Articles of Association of the Company.

To appoint and grant the authority with the right to substitution, to the Company’s Board of Directors to conduct any action in relation to the resolution of the EGMS, including but not limited to appearing before the authorized party, to discuss, to give and/or ask information, to apply for the approval and/or submit a report/notification to the Minister of Law and Human Rights of the Republic of Indonesia or any other related authorized institutions, to register the changes to the composition of the Board of Directors as approved by the EGMS with the Company Registry Office Department of Trade, to make or cause to be made and sign the deeds and letters or any necessary documents, appear before the notary and to ask the notary to prepare and sign the deed of the Company’s EGMS resolution and moreover to take any necessary actions which should be and or could be made for the purpose of implementing/materializing the resolutions of the EGMS.

This announcement is hereby made to the attention of all shareholders.

Jakarta, 26 December 2005

PT INDOSAT Tbk

Board of Directors